Exhibit 99.1

Clearmind: Charging Robotics Launches Next-Generation Automated EV-Charging Technology for Robotaxis and Autonomous Fleets

Vancouver, Canada, Oct. 12, 2026 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on the discovery and development of novel, non-hallucinogenic, second generation psychedelic, neuroplastogen-derived therapeutics to solve major under-treated health problems, today announced that Charging Robotics Ltd. (“Charging Robotics”), its 51%-owned subsidiary, has launched the next generation of its autonomous vehicle charging platform, designed for robotaxis, autonomous fleets and automated parking facilities.

The platform uses resonant inductive power transfer technology to transfer electricity across an air gap without physical connectors. The system is designed to deliver charging power of up to 10 kW and achieve efficiency of up to 95% under specified operating conditions through the use of proprietary coils, power electronics and control algorithms designed to support charging in environments with limited space and variable vehicle positioning.

For automated parking facilities, the technology is designed to enable electric vehicles to charge automatically while stored in areas inaccessible to drivers, without requiring manual cable connections. For robotaxis and autonomous fleets, the platform uses a charging pad and an onboard receiver, allowing vehicles to charge without plug-in connections, robotic charging arms or dedicated docking maneuvers. The system is designed to initiate and record charging sessions automatically, supporting unattended charging operations.

The platform also incorporates intelligent energy management and vehicle communication capabilities. By monitoring vehicle battery charge levels, vehicle types, onboard charging parameters, expected departure times and charging preferences, its AI-driven scheduling system is designed to allocate available power across multiple vehicles, prioritize charging needs and reduce peak electricity demand. The system also supports remote monitoring, charging reports and centralized management of charging infrastructure.

With the launch, Charging Robotics is presenting its technology for two applications: automated parking structures, where conventional plug-in charging is impractical, and autonomous mobility operations, where vehicles need to recharge between trips without human intervention. The platform is intended to address certain charging requirements associated with automated parking and autonomous vehicle operations.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage neuroplastogens pharmaceutical biotech company focused on the discovery and development of non-hallucinogenic, second generation, neuroplastogen-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods, or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families, including 32 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND.”

For further information, visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the capabilities, performance and anticipated applications of Charging Robotics’ autonomous vehicle charging platform; the platform’s potential use in automated parking facilities, robotaxi operations and autonomous vehicle fleets; the ability of the platform’s energy-management and vehicle-communication features to allocate available power, prioritize charging needs and reduce peak electricity demand; and the continued development, commercialization and market adoption of the platform. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2025 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.